UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

Pursuant to SEBI Circular no. SEBI/HO/CFD/CFD-PoD-2/CIR/P/2024/185 dated December 31, 2024, read with BSE Circular No. 20250102-4 and NSE Circular No. NSE/CML/2025/02 dated January 2, 2025, we are submitting herewith the Integrated Filing (Financials) for the quarter and nine months ended December 31, 2024.

Please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

Item 2.

ICICI Bank Limited
CIN-L65190GJ1994PLC021012
Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara - 390 007, Gujarat, Phone: 0265-6722239
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Mumbai - 400 051, Maharashtra, Phone: 022-4008 8900
Website: www.icicibank.com, Email: companysecretary@icicibank.com

STANDALONE FINANCIAL RESULTS
(₹ in crore)
Sr. no.	Particulars			Three months ended			Nine months ended		Year ended
				December 31, 2024 (Q3-2025)	September 30, 2024 (Q2-2025)	December 31, 2023 (Q3-2024)	December 31, 2024 (9M-2025)	December 31, 2023 (9M-2024)	March 31, 2024 (FY2024)
				(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)			41,299.82	40,537.38	36,694.58	120,832.98	104,942.58	142,890.94
	a)	Interest/discount on advances/bills		32,048.40	31,426.45	28,557.51	93,583.39	81,520.53	110,943.93
	b)	Income on investments		8,302.14	8,311.33	7,210.67	24,770.05	20,848.98	28,630.99
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds		489.59	517.11	454.19	1,449.70	1,361.23	1,791.39
	d)	Others		459.69	282.49	472.21	1,029.84	1,211.84	1,524.63
2.	Other income[1]			7,068.05	7,176.66	6,097.06	21,246.63	17,308.99	22,957.77
3.	TOTAL INCOME (1)+(2)			48,367.87	47,714.04	42,791.64	142,079.61	122,251.57	165,848.71
4.	Interest expended			20,929.21	20,489.40	18,016.03	60,861.48	49,729.66	68,585.22
5.	Operating expenses (e)+(f)			10,552.11	10,501.46	10,051.99	31,583.56	29,429.90	39,132.73
	e)	Employee cost		3,929.05	4,136.14	3,812.67	12,435.70	11,421.75	15,141.99
	f)	Other operating expenses		6,623.06	6,365.32	6,239.32	19,147.86	18,008.15	23,990.74
6.	TOTAL EXPENDITURE EXCLUDING PROVISIONS AND CONTINGENCIES (4)+(5)
				31,481.32	30,990.86	28,068.02	92,445.04	79,159.56	107,717.95
7.	OPERATING PROFIT BEFORE PROVISIONS AND CONTINGENCIES (3)–(6)			16,886.55	16,723.18	14,723.62	49,634.57	43,092.01	58,130.76

8.	Provisions (other than tax) and contingencies			1,226.65	1,233.09	1,049.37	3,791.92	2,924.44	3,642.93
9.	PROFIT FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)			15,659.90	15,490.09	13,674.25	45,842.65	40,167.57	54,487.83
10.	Exceptional items			..	..	..	..	..	..
11.	PROFIT FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)			15,659.90	15,490.09	13,674.25	45,842.65	40,167.57	54,487.83
12.	Tax expense (g)+(h)			3,867.48	3,744.21	3,402.71	11,245.24	9,986.83	13,599.56
	g)	Current tax		3,902.77	3,306.43	3,366.19	10,535.76	9,750.08	12,050.65
	h)	Deferred tax		(35.29)	437.78	36.52	709.48	236.75	1,548.91
13.	NET PROFIT FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)			11,792.42	11,745.88	10,271.54	34,597.41	30,180.74	40,888.27
14.	Extraordinary items (net of tax expense)			..	..	..	..	..	..
15.	NET PROFIT FOR THE PERIOD (13)–(14)			11,792.42	11,745.88	10,271.54	34,597.41	30,180.74	40,888.27
16.	Paid-up equity share capital (face value Rs. 2 each)			1,412.11	1,409.45	1,403.18	1,412.11	1,403.18	1,404.68
17.	Reserves excluding revaluation reserves								232,505.97
18.	Analytical ratios
	i)	Percentage of shares held by Government of India		0.22%	0.22%	0.22%	0.22%	0.22%	0.22%
	ii)	Capital adequacy ratio (Basel III)		14.71%	15.35%	14.61%	14.71%	14.61%	16.33%
	iii)	Earnings per share (EPS)
		a)	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)	16.72	16.68	14.65	49.13	43.12	58.38
		b)	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)	16.45	16.40	14.40	48.30	42.34	57.33
19.	NPA Ratio[2]
	i)	Gross non-performing customer assets (net of write-off)		27,745.33	27,121.15	28,774.63	27,745.33	28,774.63	27,961.68
	ii)	Net non-performing customer assets		5,897.76	5,685.14	5,378.48	5,897.76	5,378.48	5,377.79
	iii)	% of gross non-performing customer assets (net of write-off) to gross customer assets		1.96%	1.97%	2.30%	1.96%	2.30%	2.16%
	iv)	% of net non-performing customer assets to net customer assets		0.42%	0.42%	0.44%	0.42%	0.44%	0.42%
20.	Return on assets (annualised)			2.36%	2.40%	2.32%	2.38%	2.38%	2.37%
21.	Net worth[3]			262,305.12	250,418.12	215,432.30	262,305.12	215,432.30	227,933.46
22.	Outstanding redeemable preference shares			..	..	..	..	..	..
23.	Capital redemption reserve			350.00	350.00	350.00	350.00	350.00	350.00
24.	Debt-equity ratio[4]			0.25	0.27	0.32	0.25	0.32	0.30
25.	Total debts to total assets[5]			6.34%	6.30%	7.11%	6.34%	7.11%	6.68%
1.	During FY2024, the Bank had transferred accumulated translation loss of Rs. 339.66 crore related to closure of Bank’s Offshore Banking Unit, SEEPZ Mumbai, to profit and loss account in terms of Accounting Standard 11 - The Effects of Changes in Foreign Exchange Rates.
2.	At December 31, 2024, the percentage of gross non-performing advances (net of write-off) to gross advances was 2.03% (September 30, 2024: 2.04%, March 31, 2024: 2.26%, December 31, 2023: 2.37%) and net non-performing advances to net advances was 0.45% (September 30, 2024: 0.45%, March 31, 2024: 0.45%, December 31, 2023: 0.47%).
3.	Net worth is computed as per RBI Master Circular No. RBI/2015-16/70 DBR.No.Dir.BC.12/13.03.00/2015-16 on Exposure Norms dated July 1, 2015. Net worth also includes Available for Sale (‘AFS’) Reserve.
4.	Debt represents borrowings with residual maturity of more than one year.
5.	Total debts represents total borrowings of the Bank.

SUMMARISED STANDALONE BALANCE SHEET
(₹ in crore)
Particulars	At
	December 31, 2024	September 30, 2024	March 31, 2024	December 31, 2023
	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
Capital and Liabilities
Capital	1,412.11	1,409.45	1,404.68	1,403.18
Employees stock options/units outstanding	1,801.66	1,650.74	1,405.32	1,242.55
Reserves and surplus	268,429.17	256,479.80	235,589.32	224,190.83
Deposits	1,520,308.75	1,497,760.67	1,412,824.95	1,332,314.54
Borrowings (includes subordinated debt)	127,731.77	124,492.93	124,967.58	126,871.26
Other liabilities and provisions	93,659.67	95,064.64	95,322.73	97,199.72
Total Capital and Liabilities	2,013,343.13	1,976,858.23	1,871,514.58	1,783,222.08

Assets
Cash and balances with Reserve Bank of India	75,780.32	89,101.67	89,711.70	64,869.20
Balances with banks and money at call and short notice	67,635.18	47,696.98	50,214.31	34,458.91
Investments	471,978.34	479,098.46	461,942.27	436,649.75
Advances	1,314,366.05	1,277,240.43	1,184,406.39	1,153,771.02
Fixed assets	11,921.03	11,545.62	10,859.84	10,353.96
Other assets	71,662.21	72,175.07	74,380.07	83,119.24
Total Assets	2,013,343.13	1,976,858.23	1,871,514.58	1,783,222.08

Notes on standalone finanical results:
1.	The above standalone financial results have been approved by the Board of Directors at its meeting held on January 25, 2025.
2.	The standalone financial results have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 “Interim Financial Reporting” (‘AS 25’), prescribed under Section 133 of the Companies Act, 2013, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (“the RBI”) from time to time and other accounting principles generally accepted in India and, in case of overseas jurisdictions, generally accepted accounting principles as applicable, and are in compliance with the presentation and disclosure requirements of the Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Regulations”) as amended including relevant circulars issued by SEBI from time to time.
3.	At December 31, 2024, the Bank holds contingency provision of Rs. 13,100.00 crore (September 30, 2024, March 31, 2024 and December 31, 2023: Rs. 13,100.00 crore).
4.	Details of loans sold/acquired by the Bank as per RBI Master Direction on Transfer of Loan Exposures dated September 24, 2021 are given below:
	a) Loans not in default
	(i) Details of loans not in default sold/acquired under assignment during nine months ended December 31, 2024:
	₹ in crore
		Particulars	Loans acquired	Loans sold
		Amount of loan	7,419.59	..
		Weighted average residual maturity (in years)	9.05	..
		Weighted average holding period of the originator (in years)	1.06	..
		Retention of beneficial economic interest by the originator	2,362.11	..
		Tangible security coverage (times)	1.61	..
		1. The Bank has acquired facilities amounting to Rs. 477.69 crore and has sold facilities amounting to Rs. 60.00 crore during nine months ended December 31, 2024 through novation.
		2. In addition, the Bank has not acquired any loan through risk participation from secondary market.
		3. The disclosure includes loans acquired through buyout and co-lending similar to direct assignment.

	(ii)	Details of rating-wise distribution of the loans sold/acquired under assignment during nine months ended December 31, 2024:
	₹ in crore
		Rating	Loans acquired	Loans sold
		Ind A-, A+, AA+,AA	546.97	..
		ICRA A,AA-,A+	172.54	..
		Crisil A,A+,AA	45.25	..
		1. Excluding retail and other unrated loans.

	b) Stressed loans (NPA and Special Mention Accounts)
	(i)	Details of stressed loans classified as NPA sold by the Bank during nine months ended December 31, 2024:
	₹ in crore
		Particulars	To ARCs	To permitted transferees
		Number of accounts	24	..
		Aggregate principal outstanding of loans transferred[2]	188.11	..
		Weighted average residual tenor of the loans transferred[3]	..	..
		Net book value of loans transferred (at the time of transfer)[4]	..	..
		Aggregate consideration	166.53	..
		Additional consideration realized in respect of accounts transferred in earlier years	..	..
		1. Excess provision reversed/income booked in profit and loss account on account of sale of NPAs to ARCs was Rs. 166.53 crore and no amount was transferred to other permitted transferees.
		2. Net of write-off.
		3. For NPAs, the Bank issues loan recall notice and initiates legal proceedings for recovery, due to which the weighted average residual tenor is not applicable.
		4. Net of write-off and provisions.

	(ii)	The Bank has not sold/acquired loans classified as Special Mention Account during nine months ended December 31, 2024.

	(iii)	The Bank has not acquired non-performing loans during nine months ended December 31, 2024.

	(iv)	Details of rating-wise distribution of SRs held by the Bank at December 31, 2024:
	Rs. in crore
		Rating	NAV estimate %	Carrying value
		RR1	Above 100%	269.95
		RR2	Above 75% upto 100%	..
		RR3	Above 50% upto 75%	234.18
		RR4	Above 25% upto 50%	..
		RR5	Upto 25%	653.38
		Total		1,157.51
		1. The Bank holds marked-to-market loss of Rs. 336.62 crore and additional provision of Rs. 820.89 crore.

5.	There are no changes in the significant accounting policies applied during 9M-2025 as compared to those applied in FY2024 except for classification and measurement of investments by the Bank. With effect from April 1, 2024, the Bank has implemented Master Direction issued by the RBI on Classification, Valuation and Operation of investment Portfolio of Commercial Banks (Directions), 2023 (‘RBI Directions’) which has introduced significant changes in the basis of classification and accounting of investments and recognition of fair valuation of gains and losses. Accordingly, in standalone financial results, the Bank has accounted net transition gain of ₹ 2,058.31 crore (net of tax) and ₹ 1,156.10 crore (net of tax) in Available for Sale (‘AFS’) Reserve and General Reserve respectively in accordance with the RBI Directions.
Subsequent changes in fair value of performing investments under AFS and Fair Value Through Proft and Loss (‘FVTPL’) (including Held For Trading (‘HFT’)) categories at December 31, 2024 have been recognised through AFS Reserve and Profit and Loss account respectively. Accordingly, the amounts for previous periods are not comparable.
6.	During Q3-2025, the Bank has allotted 13,288,873 equity shares of Rs. 2 each pursuant to exercise of employee stock options/units.
7.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
8.	The joint statutory auditors, B S R & Co. LLP, Chartered Accountants and C N K & Associates LLP, Chartered Accountants, have conducted limited review and issued an unmodified report on the standalone financial results for Q2-2025, Q3-2025 and 9M-2025. The standalone financial results for Q3-2024, 9M-2024 and FY2024 were reviewed/audited by the joint statutory auditors, M S K A & Associates, Chartered Accountants and KKC & Associates LLP, Chartered Accountants, on which they had issued unmodified conclusion/opinion.
9.	Rs. 1.00 crore = ₹ 10.0 million.

STANDALONE SEGMENTAL RESULTS
(₹ in crore)
Sr. no.	Particulars	Three months ended			Nine months ended		Year ended
		December 31, 2024 (Q3-2025)	September 30, 2024 (Q2-2025)	December 31, 2023 (Q3-2024)	December 31, 2024 (9M-2025)	December 31, 2023 (9M-2024)	March 31, 2024 (FY2024)
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Segment revenue
a	Retail Banking	39,437.70	38,750.86	34,000.52	115,567.02	98,137.75	134,547.57
b	Wholesale Banking	21,119.32	20,388.83	19,454.81	60,900.30	52,907.71	71,780.22
c	Treasury	34,047.54	33,579.54	29,473.80	100,274.44	83,637.99	113,959.22
d	Other Banking	1,395.25	1,254.38	949.56	3,339.89	2,521.71	3,297.30
	Total segment revenue	95,999.81	93,973.61	83,878.69	280,081.65	237,205.16	323,584.31
	Less: Inter segment revenue	47,631.94	46,259.57	41,087.05	138,002.04	114,953.59	157,735.60
	Income from operations	48,367.87	47,714.04	42,791.64	142,079.61	122,251.57	165,848.71
2.	Segmental results (i.e. Profit before tax)
a	Retail Banking	5,332.36	5,556.19	4,288.46	15,127.62	13,363.06	18,849.17
b	Wholesale Banking	5,903.24	5,197.53	5,746.05	16,012.84	14,495.75	19,971.71
c	Treasury	4,218.14	4,603.39	3,327.70	14,295.11	11,656.75	14,898.40
d	Other Banking	206.16	132.98	312.04	407.08	652.01	768.55
	Total segment results	15,659.90	15,490.09	13,674.25	45,842.65	40,167.57	54,487.83
3.	Segment assets
a	Retail Banking	776,300.69	778,247.73	690,053.22	776,300.69	690,053.22	719,313.62
b	Wholesale Banking	539,703.97	502,717.35	476,924.80	539,703.97	476,924.80	482,456.10
c	Treasury	642,457.98	644,803.85	575,869.22	642,457.98	575,869.22	628,256.14
d	Other Banking	49,906.72	46,368.30	33,024.20	49,906.72	33,024.20	34,891.44
e	Unallocated	4,973.77	4,721.00	7,350.64	4,973.77	7,350.64	6,597.28
	Total segment assets	2,013,343.13	1,976,858.23	1,783,222.08	2,013,343.13	1,783,222.08	1,871,514.58
4.	Segment liabilities
a	Retail Banking	1,075,549.50	1,063,337.34	977,391.31	1,075,549.50	977,391.31	1,019,845.49
b	Wholesale Banking	503,046.84	494,981.27	419,641.39	503,046.84	419,641.39	456,571.53
c	Treasury	142,951.22	138,508.93	140,077.86	142,951.22	140,077.86	137,386.24
d	Other Banking	7,052.63	7,390.70	6,174.96	7,052.63	6,174.96	6,212.00
e	Unallocated	13,100.00	13,100.00	13,100.00	13,100.00	13,100.00	13,100.00
	Total segment liabilities	1,741,700.19	1,717,318.24	1,556,385.52	1,741,700.19	1,556,385.52	1,633,115.26
5.	Capital employed	271,642.94	259,539.99	226,836.56	271,642.94	226,836.56	238,399.32
6.	Total (4)+(5)	2,013,343.13	1,976,858.23	1,783,222.08	2,013,343.13	1,783,222.08	1,871,514.58

Notes on standalone segmental results:
1.	The disclosure on segmental reporting has been prepared in accordance with Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind AS by Listed Entities.
2.	"Retail Banking" includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures as per RBI guidelines. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.

	RBI’s Master Direction on Financial Statements – Presentation and Disclosures, requires to sub-divide ‘Retail banking’ into (a) Digital Banking (as defined in RBI circular on Establishment of Digital Banking Units dated April 7, 2022) and (b) Other Retail Banking segment. Accordingly, the segmental results for retail banking segment is subdivided as below:
(₹ in crore)
	Sr. no.	Particulars	Segment revenue	Segment results	Segment assets	Segment liabilities
	Q3-2025
		Retail Banking	39,437.70	5,332.36	776,300.69	1,075,549.50
	(i)	Digital Banking	10,193.87	1,209.75	137,597.09	203,487.78
	(ii)	Other Retail Banking	29,243.83	4,122.61	638,703.60	872,061.72
	Q2-2025
		Retail Banking	38,750.86	5,556.19	778,247.73	1,063,337.34
	(i)	Digital Banking	10,051.48	1,492.86	140,009.42	201,963.08
	(ii)	Other Retail Banking	28,699.38	4,063.33	638,238.31	861,374.26
	Q3-2024
		Retail Banking	34,000.52	4,288.46	690,053.22	977,391.31
	(i)	Digital Banking	8,308.75	1,031.74	111,841.19	174,210.51
	(ii)	Other Retail Banking	25,691.77	3,256.72	578,212.03	803,180.80

3.	"Wholesale Banking" includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking.
4.	"Treasury" primarily includes the entire investment and derivative portfolio of the Bank.
5.	"Other Banking" includes leasing operations and other items not attributable to any particular business segment of the Bank.
6.	"Unallocated" includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.

			For and on behalf of the Board of Directors

				/s/ Sandeep Batra
			Sandeep Batra
Mumbai			Executive Director
January 25, 2025			DIN-03620913

ICICI Bank Limited
CIN-L65190GJ1994PLC021012
Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara - 390 007, Gujarat, Phone: 0265-6722239
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Mumbai - 400 051, Maharashtra, Phone: 022-4008 8900
Website: www.icicibank.com, Email: companysecretary@icicibank.com

CONSOLIDATED FINANCIAL RESULTS
(₹ in crore)
Sr. no.	Particulars		Three months ended			Nine months ended		Year ended
			December 31, 2024 (Q3-2025)	September 30, 2024 (Q2-2025)	December 31, 2023 (Q3-2024)	December 31, 2024 (9M-2025)	December 31, 2023 (9M-2024)	March 31, 2024 (FY2024)
			(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)		47,037.12	46,325.78	40,865.23	137,944.55	116,909.20	159,515.92
	a)	Interest/discount on advances/bills	33,799.92	33,140.75	30,030.69	98,696.26	85,619.44	116,589.78
	b)	Income on investments	11,778.83	11,929.93	9,523.04	35,374.45	27,634.05	38,107.07
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds	822.27	836.46	680.86	2,376.47	1,962.63	2,649.88
	d)	Others	636.10	418.64	630.64	1,497.37	1,693.08	2,169.19
2.	Other income (e)+(f)		27,589.44	26,616.77	18,614.53	76,894.62	51,946.82	76,521.80
	e)	Premium and other operating income from insurance business	18,181.62	16,779.41	10,587.45	48,528.09	28,963.65	45,852.81
	f)	Others	9,407.82	9,837.36	8,027.08	28,366.53	22,983.17	30,668.99
3.	TOTAL INCOME (1)+(2)		74,626.56	72,942.55	59,479.76	214,839.17	168,856.02	236,037.72
4.	Interest expended		22,633.41	22,225.30	19,408.76	65,980.33	53,684.43	74,108.16
5.	Operating expenses (g)+(h)+(i)		32,242.27	30,838.91	23,908.69	91,152.34	67,876.37	97,782.79
	g)	Employee cost	5,673.89	5,993.19	4,749.19	17,832.93	14,222.75	19,171.98
	h)	Claims and benefits paid and other expenses pertaining to insurance business	18,884.48	17,341.60	11,931.49	50,872.75	32,326.33	50,260.12
	i)	Other operating expenses	7,683.90	7,504.12	7,228.01	22,446.66	21,327.29	28,350.69
6.	TOTAL EXPENDITURE EXCLUDING PROVISIONS AND CONTINGENCIES (4)+(5)		54,875.68	53,064.21	43,317.45	157,132.67	121,560.80	171,890.95

7.	OPERATING PROFIT BEFORE PROVISIONS AND CONTINGENCIES (3)–(6)		19,750.88	19,878.34	16,162.31	57,706.50	47,295.22	64,146.77

8.	Provisions (other than tax) and contingencies		1,267.86	1,381.88	1,020.45	3,965.63	3,014.50	3,712.41
9.	PROFIT FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)		18,483.02	18,496.46	15,141.86	53,740.87	44,280.72	60,434.36
10.	Exceptional items		..	..	..	..	..	..
11.	Add: Share of profit in associates		18.28	45.19	259.96	120.34	846.45	1,073.77
12.	PROFIT FROM ORDINARY ACTIVITIES BEFORE TAX AND MINORITY INTEREST (9)–(10)+(11)		18,501.30	18,541.65	15,401.82	53,861.21	45,127.17	61,508.13
13.	Tax expense (j)+(k)		4,654.41	4,635.66	3,886.67	13,645.52	11,246.71	15,427.62
	j)	Current tax	4,797.23	4,214.41	3,810.46	13,106.38	10,956.53	13,693.30
	k)	Deferred tax	(142.82)	421.25	76.21	539.14	290.18	1,734.32
14.	Less: Share of profit/(loss) of minority shareholders		963.52	958.22	462.55	2,688.71	1,295.61	1,824.14
15.	NET PROFIT FROM ORDINARY ACTIVITIES AFTER TAX (12)–(13)–(14)		12,883.37	12,947.77	11,052.60	37,526.98	32,584.85	44,256.37
16.	Extraordinary items (net of tax expense)		..	..	..	..	..	..
17.	NET PROFIT FOR THE PERIOD (15)-(16)		12,883.37	12,947.77	11,052.60	37,526.98	32,584.85	44,256.37
18.	Paid-up equity share capital (face value Rs. 2/- each)		1,412.11	1,409.45	1,403.18	1,412.11	1,403.18	1,404.68
19.	Reserves excluding revaluation reserves							250,222.56
20.	Earnings per share (EPS)					-
	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)		18.26	18.39	15.77	53.29	46.55	63.19
	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)		17.95	18.05	15.47	52.31	45.65	61.96

SUMMARISED CONSOLIDATED BALANCE SHEET
(₹ in crore)
Particulars	At
	December 31, 2024	September 30, 2024	March 31, 2024	December 31, 2023
	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
Capital and Liabilities
Capital	1,412.11	1,409.45	1,404.68	1,403.18
Employees stock options/units outstanding	1,801.66	1,650.74	1,405.32	1,242.55
Reserves and surplus	289,472.72	277,026.44	253,333.84	241,184.80
Minority interest	15,642.90	15,586.37	13,888.42	7,431.64
Deposits	1,551,165.62	1,529,513.61	1,443,579.95	1,366,842.09
Borrowings (includes subordinated debt)	217,007.20	219,760.55	207,428.00	200,966.94
Policyholders' funds	294,558.26	306,679.41	281,318.33	273,564.40
Other liabilities and provisions	160,427.09	164,884.99	161,704.49	115,382.83
Total Capital and Liabilities	2,531,487.56	2,516,511.56	2,364,063.03	2,208,018.43

Assets
Cash and balances with Reserve Bank of India	75,931.64	89,198.99	89,943.02	64,935.13
Balances with banks and money at call and short notice	96,580.68	75,185.64	72,825.88	56,514.16
Investments	849,417.41	874,760.49	827,162.51	754,864.94
Advances	1,397,265.27	1,360,046.48	1,260,776.20	1,229,198.02
Fixed assets	14,692.82	14,254.27	13,240.28	11,913.77
Other assets	94,689.56	100,155.51	97,640.98	90,491.08
Goodwill on consolidation	2,910.18	2,910.18	2,474.16	101.33
Total Assets	2,531,487.56	2,516,511.56	2,364,063.03	2,208,018.43

Notes on consolidated financial results:
1.	The above consolidated financial results have been approved by the Board of Directors at its meeting held on January 25, 2025.
2.	The consolidated financial results have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 “Interim Financial Reporting” (‘AS 25’), prescribed under Section 133 of the Companies Act, 2013, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (“the RBI”) from time to time, the Insurance Regulatory and Development Authority of India (‘the IRDAI’) (Preparation of Financial Statements and Auditors Report of Insurance companies) Regulations, 2002 (‘IRDAI Guidelines’) applicable for insurance entities and other accounting principles generally accepted in India and, in case of overseas jurisdictions, generally accepted accounting principles as applicable, and are in compliance with the presentation and disclosure requirements of the Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Regulations”) as amended including relevant circulars issued by SEBI from time to time.
3.	There are no changes in the significant accounting policies applied during 9M-2025 as compared to those applied in FY2024 except for classification and measurement of investments. With effect from April 1, 2024, the Bank has implemented Master Direction issued by the RBI on Classification, Valuation and Operation of investment Portfolio of Commercial Banks (Directions), 2023 (‘RBI Directions’) which has introduced significant changes in the basis of classification and accounting of investments and recognition of fair valuation of gains and losses. For the purpose of consolidation, the domestic group entities (except insurance subsidiaries), have aligned with the Bank’s accounting policies including the aforesaid RBI Directions. Accordingly, the Group has accounted net transition gain of Rs. 2,058.31 crore (net of tax and minority interest) and ₹ 1,408.29 crore (net of tax and minority interest) in AFS Reserve and General Reserve respectively in accordance with the RBI Directions. Subsequent changes in fair value of performing investments under AFS and Fair Value Through Proft and Loss (‘FVTPL’) (including Held For Trading (‘HFT’)) categories at December 31, 2024 have been recognised through AFS Reserve and Profit and Loss account respectively. Accordingly, the amounts for previous periods are not comparable.
4.	During Q3-2025, the Bank has allotted 13,288,873 equity shares of ₹ 2 each pursuant to exercise of employee stock options/units.
5.	At December 31, 2024, the Bank has 18 subsidiaries (including three step-down subsidiaries) and six associates.
6.	ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank effective from February 29, 2024. I-Process Services (India) Private Limited ceased to be an associate and became a subsidiary of the Bank effective from March 20, 2024. Subsequently, I-Process Services (India) Private Limited became a wholly-owned subsidiary of the Bank effective from March 22, 2024. Accordingly, the consolidated financial results for Q2-2025, Q3-2025 and 9M-2025, are not comparable with the previous periods/year.
7.	In accordance with RBI guidelines, consolidated Pillar 3 disclosure (unaudited), leverage ratio, liquidity coverage ratio, net stable funding ratio is available at https://www.icicibank.com/regulatory-disclosure.page.
8.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
9.	The joint statutory auditors, B S R & Co. LLP, Chartered Accountants and C N K & Associates LLP, Chartered Accountants, have conducted limited review and issued an unmodified report on the consolidated financial results for Q2-2025, Q3-2025 and 9M-2025. The consolidated financial results for Q3-2024, 9M-2024 and FY2024 were reviewed/audited by the joint statutory auditors, M S K A & Associates, Chartered Accountants and KKC & Associates LLP, Chartered Accountants, on which they had issued unmodified conclusion/opinion.
10.	Rs. 1.00 crore = ₹ 10.0 million.

CONSOLIDATED SEGMENTAL RESULTS
(₹ in crore)
Sr. no.	Particulars	Three months ended			Nine months ended		Year ended
		December 31, 2024 (Q3-2025)	September 30, 2024 (Q2-2025)	December 31, 2023 (Q3-2024)	December 31, 2024 (9M-2025)	December 31, 2023 (9M-2024)	March 31, 2024 (FY2024)
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Segment revenue
a	Retail Banking	39,437.70	38,750.86	34,000.52	115,567.02	98,137.75	134,547.57
b	Wholesale Banking	21,119.32	20,388.83	19,454.81	60,900.30	52,907.71	71,780.22
c	Treasury	34,051.79	33,563.89	29,356.10	100,267.22	83,380.45	113,701.83
d	Other Banking	2,171.80	2,075.55	1,747.71	5,744.77	4,811.91	6,403.40
e	Life Insurance	15,550.99	13,888.43	13,150.14	40,775.10	36,500.97	54,236.13
f	General Insurance	6,462.35	6,546.95	..	19,184.87	..	1,895.81
g	Others	4,559.87	5,184.30	3,607.65	14,180.56	10,024.60	14,036.87
	Total segment revenue	123,353.82	120,398.81	101,316.93	356,619.84	285,763.39	396,601.83
	Less: Inter segment revenue	48,727.26	47,456.26	41,837.17	141,780.67	116,907.37	160,564.11
	Income from operations	74,626.56	72,942.55	59,479.76	214,839.17	168,856.02	236,037.72
2.	Segmental results (i.e. Profit before tax and minority interest)
a	Retail Banking	5,332.36	5,556.19	4,288.46	15,127.62	13,363.06	18,849.17
b	Wholesale Banking	5,903.24	5,197.53	5,746.05	16,012.84	14,495.75	19,971.71
c	Treasury	4,222.35	4,587.70	3,209.97	14,287.78	11,399.12	14,640.88
d	Other Banking	421.68	306.75	521.95	1,042.56	1,277.26	1,638.40
e	Life Insurance	375.72	286.36	232.10	922.31	688.89	923.23
f	General Insurance	960.09	919.03	..	2,653.11	..	220.47
g	Others	1,791.61	2,164.03	1,674.77	5,638.75	4,386.80	6,009.70
	Total segment results	19,007.05	19,017.59	15,673.30	55,684.97	45,610.88	62,253.56
	Less: Inter segment adjustment	524.03	521.13	531.44	1,944.10	1,330.16	1,819.20
	Add: Share of profit in associates	18.28	45.19	259.96	120.34	846.45	1,073.77
	Profit before tax and minority interest	18,501.30	18,541.65	15,401.82	53,861.21	45,127.17	61,508.13
3.	Segment assets
a	Retail Banking	776,300.69	778,247.73	690,053.22	776,300.69	690,053.22	719,313.62
b	Wholesale Banking	539,703.97	502,717.35	476,924.80	539,703.97	476,924.80	482,456.10
c	Treasury	643,464.46	645,790.96	581,439.71	643,464.46	581,439.71	634,054.80
d	Other Banking	101,630.96	99,697.42	90,976.81	101,630.96	90,976.81	89,305.62
e	Life Insurance	313,562.01	326,637.20	290,291.18	313,562.01	290,291.18	298,795.29
f	General Insurance	67,543.65	67,534.00	..	67,543.65	..	62,831.70
g	Others	96,324.74	103,293.30	81,565.42	96,324.74	81,565.42	87,996.61
h	Unallocated	5,850.67	5,373.78	7,891.62	5,850.67	7,891.62	7,571.17
	Total	2,544,381.15	2,529,291.74	2,219,142.76	2,544,381.15	2,219,142.76	2,382,324.91
	Less: Inter segment adjustment	12,893.59	12,780.18	11,124.33	12,893.59	11,124.33	18,261.88
	Total segment assets	2,531,487.56	2,516,511.56	2,208,018.43	2,531,487.56	2,208,018.43	2,364,063.03
4.	Segment liabilities
a	Retail Banking	1,075,549.50	1,063,337.34	977,391.31	1,075,549.50	977,391.31	1,019,845.49
b	Wholesale Banking	503,046.84	494,981.27	419,641.39	503,046.84	419,641.39	456,571.53
c	Treasury	169,403.66	164,916.99	155,996.16	169,403.66	155,996.16	166,411.24
d	Other Banking	52,902.37	54,914.98	58,540.17	52,902.37	58,540.17	55,134.33
e	Life Insurance	302,174.49	315,258.92	279,465.00	302,174.49	279,465.00	287,991.47
f	General Insurance	53,531.30	53,159.31	..	53,531.30	..	50,358.96
g	Others	81,986.50	89,536.30	71,178.20	81,986.50	71,178.20	76,768.05
h	Unallocated	13,100.00	13,100.00	13,100.00	13,100.00	13,100.00	13,100.00
	Total	2,251,694.66	2,249,205.11	1,975,312.23	2,251,694.66	1,975,312.23	2,126,181.07
	Less: Inter segment adjustment	12,893.59	12,780.18	11,124.33	12,893.59	11,124.33	18,261.88
	Total segment liabilities	2,238,801.07	2,236,424.93	1,964,187.90	2,238,801.07	1,964,187.90	2,107,919.19
5.	Capital employed	292,686.49	280,086.63	243,830.53	292,686.49	243,830.53	256,143.84
6.	Total (4)+(5)	2,531,487.56	2,516,511.56	2,208,018.43	2,531,487.56	2,208,018.43	2,364,063.03

Notes on consolidated segmental results:
1.	The disclosure on segmental reporting has been prepared in accordance with Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind AS by Listed Entities.
2.	'Retail Banking' includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures as per RBI guidelines. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.
3.	'Wholesale Banking' includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking.
4.	'Treasury' primarily includes the entire investment and derivative portfolio of the Bank.
5.	'Other Banking' includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e. ICICI Bank UK PLC and ICICI Bank Canada.
6.	'Life Insurance' represents ICICI Prudential Life Insurance Company Limited.
7.	'General Insurance' represents ICICI Lombard General Insurance Company Limited.
8.	'Others' comprises the consolidated entities of the Bank, not covered in any of the segments above.
9.	'Unallocated' includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.
10.	ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank effective from February 29, 2024. I-Process Services (India) Private Limited ceased to be an associate and became a subsidiary of the Bank effective from March 20, 2024. Subsequently, I-Process Services (India) Private Limited became a wholly-owned subsidiary of the Bank effective from March 22, 2024. Accordingly, the consolidated segmental results for Q2-2025, Q3-2025 and 9M-2025, are not comparable with the previous periods/year.

For and on behalf of the Board of Directors

/s/ Sandeep Batra
Sandeep Batra
Mumbai	Executive Director
January 25, 2025	DIN-03620913

Item 3.

B S R & Co. LLP	C N K & Associates LLP
Chartered Accountants	Chartered Accountants

14th Floor, Central B Wing and North C Wing	3rd Floor, Mistry Bhavan,
Nesco IT Park 4, Nesco Center	Dinshaw Vachha Road,
Western Express Highway, Goregaon (East)	Churchgate
Mumbai – 400 063, India	Mumbai- 400 020, India

Independent Auditors’ limited review report on unaudited standalone financial results for the quarter ended 31 December 2024 and year to date results for the period from 1 April 2024 to 31 December 2024 of the ICICI Bank Limited pursuant to Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

To the Board of Directors of

ICICI Bank Limited

1.	We have reviewed the accompanying Statement of unaudited standalone financial results of ICICI Bank Limited (hereinafter referred to as ‘the Bank’) for the quarter ended 31 December 2024 and year to date results for the period from 1 April 2024 to 31 December 2024 (‘the Statement’), being submitted by the Bank pursuant to the requirements of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (‘the SEBI’) (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (‘the Listing Regulations’).

2.	This Statement, which is the responsibility of the Bank’s management and approved by its Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 “Interim Financial Reporting” (‘AS 25’), prescribed under Section 133 of the Companies Act, 2013, read with relevant rules issued thereunder, in so far as they apply to banks, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the RBI from time to time (‘the RBI Guidelines’) and other accounting principles generally accepted in India, and in compliance with Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations. Our responsibility is to issue a report on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

4.	Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid accounting standard and other accounting principles generally accepted in India and the RBI guidelines, has not disclosed the information required to be disclosed in terms of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement or that it has not been prepared in accordance with the relevant prudential norms issued by the RBI in respect of income recognition, asset classification, provisioning and other related matters.

5.	The standalone financial results of the Bank for the year ended 31 March 2024 were audited jointly by the predecessor auditors whose report dated 27 April 2024 had expressed an unmodified opinion. The standalone financial results of the Bank for corresponding quarter ended 31 December 2023 and corresponding period from 1 April 2023 to 31 December 2023 were reviewed jointly by the predecessor auditors whose report dated 20 January 2024 had expressed an unmodified conclusion.

Our review report is not modified in respect of the above matters.

For B S R & Co. LLP Chartered Accountants Firm Registration no.: 101248W/W-100022	For C N K & Associates LLP Chartered Accountants Firm Registration no.: 101961W/W100036

/s/ Ashwin Suvarna Ashwin Suvarna Partner Membership No.: 109503	/s/ Manish Sampat Manish Sampat Partner Membership No.: 101684
UDIN: 25109503BMOQAF3445	UDIN: 25101684BMMLKR7991

Place: Mumbai	Place: Mumbai
Date: 25 January 2025	Date: 25 January 2025

Item 4.

B S R & Co. LLP	C N K & Associates LLP
Chartered Accountants	Chartered Accountants
14th Floor, Central B Wing and North C Wing	3rd Floor, Mistry Bhavan,
Nesco IT Park 4, Nesco Center	Dinshaw Vachha Road,
Western Express Highway, Goregaon (East)	Churchgate
Mumbai – 400 063, India	Mumbai- 400 020, India

Limited review report on unaudited quarterly consolidated financial results and consolidated year-to-date results for quarter ended 31 December 2024 and year to date results for the period from 1 April 2024 to 31 December 2024 of ICICI Bank Limited pursuant to Regulation 33 and Regulation 52(4) read with Regulation 63 of the of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

To the Board of Directors of

ICICI Bank Limited

1.	We have reviewed the accompanying Statement of unaudited consolidated financial results of ICICI Bank Limited (hereinafter referred to as “the Parent”), and its subsidiaries (the Parent and its subsidiaries together referred to as “the Group”), and its share of the net profit after tax of its associates for the quarter ended 31 December 2024 and year to date results for the period from 1 April 2024 to 31 December 2024 (“the Statement”), being submitted by the Parent pursuant to the requirements of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“Listing Regulations”), except for the disclosures prescribed by the Reserve Bank of India (the 'RBI') relating to consolidated Pillar 3 disclosures as at 31 December 2024, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations as have been disclosed on the Bank's website and in respect of which a link has been provided in Note 7 to the Statement and have not been reviewed by us.

2.	This Statement, which is the responsibility of the Parent’s management and approved by the Parent’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 “Interim Financial Reporting” (“AS 25”), prescribed under Section 133 of the Companies Act, 2013, read with relevant rules issued thereunder, in so far as they apply to banks, the relevant provisions of the Banking Regulation Act, 1949, the circulars, the guidelines and directions issued by the Reserve Bank of India (RBI) (“RBI Guidelines”) and guidelines issued by Insurance Regulatory and Development Authority of India (“IRDAI guidelines”) as applicable, and other accounting principles generally accepted in India and in compliance with Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the circular issued by the Securities and Exchange Board of India under Regulation 33(8) of the Listing Regulations, to the extent applicable.

4.	The Statement includes the results of the entities mentioned in Annexure 1.

B S R & Co. LLP	C N K & Associates LLP
Chartered Accountants	Chartered Accountants

5.	Based on our review conducted and procedures performed as stated in paragraph 3 above and based on the consideration of the review reports of the other auditors referred to in paragraph 6 below, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid Accounting Standard, RBI Guidelines, IRDAI guidelines, as applicable and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations, including the manner in which it is to be disclosed, except for the disclosures relating to consolidated Pillar 3 disclosure as at 31 December 2024, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations as have been disclosed on the Bank's website and in respect of which a link has been provided in Note 7 to the Statement and have not been reviewed by us.

6.	We did not review the interim financial information of 6 subsidiaries included in the Statement, whose interim financial information reflect total assets (before consolidation adjustments) of Rs. 445,577.08 crores as at 31 December 2024 and total revenues (before consolidation adjustments) of Rs. 24,936.31 crores and Rs. 69,082.67 crores, total net profit after tax (before consolidation adjustments) of Rs. 1,899.31 crores and Rs. 5,589.45 crores, for the quarter ended 31 December 2024 and for the period from 1 April 2024 to 31 December 2024 respectively, as considered in the Statement. These interim financial information have been reviewed by other auditors whose reports have been furnished to us by the Parent’s management and our conclusion on the Statement, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries, is based solely on the reports of the other auditors and the procedures performed by us as stated in paragraph 3 above.

Further, 3 subsidiaries whose interim financial information reflects total assets of Rs. 32,262.16 crores (before consolidation adjustments) as at 31 December 2024 and total revenues of Rs. 1,593.94 crores and Rs. 4,934.12 crores (before consolidation adjustments) and total net profit after tax of Rs. 497.29 crores and Rs. 1,411.25 crores (before consolidation adjustments) for the quarter ended 31 December 2024 and for the period from 1 April 2024 to 31 December 2024 respectively, as considered in the Statement has been reviewed by only one of the joint auditors of the Bank and our conclusion on the Statement in so far as it relates to the amounts and disclosures included in respect of this subsidiary, is based solely on the review report issued by the said auditors of the subsidiary company and the procedures performed as stated in paragraph 3 above.

Our conclusion is not modified in respect of this matter.

7.	The Statement includes the financial information of 9 subsidiaries which have not been reviewed, whose interim financial information reflect total assets (before consolidation adjustments) of Rs. 52,202.80 crores as at 31 December 2024 and total revenue (before consolidation adjustments) of Rs. 820.61 crores and Rs. 2,532.05 crores and total net profit after tax (before consolidation adjustments) of Rs. 165.87 crores and Rs. 542.02 crores for the quarter ended 31 December 2024 and for the period from1 April 2024 to 31 December 2024, respectively, as considered in the Statement. The Statement also includes the Group’s share of net profit after tax of Rs. 18.28 crores and Rs. 120.34 crores for the quarter ended 31 December 2024 and for the period from 1 April 2024 to 31 December 2024, respectively in respect of 6 associates, based on their financial information which have not been reviewed. According to the information and explanations given to us by the Parent’s management, these interim financial information are not material to the Group.

Our conclusion is not modified in respect of this matter.

B S R & Co. LLP	C N K & Associates LLP
Chartered Accountants	Chartered Accountants

8.	The joint statutory auditors of ICICI Prudential Life Insurance Company Limited ('ICICI Life'), vide their review report dated 22 January 2025 have expressed an unmodified opinion and have reported in the 'Other Matter' section that ‘The actuarial valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 31 December 2024 is the responsibility of the Company's Appointed Actuary (the ‘Appointed Actuary’). The actuarial valuation of these liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 31 December 2024 has been duly certified by the Appointed Actuary and in his opinion, the assumptions for such valuation are in accordance with the guidelines and norms issued by the Insurance Regulatory and Development Authority of India ('IRDAI') and the Institute of Actuaries of India in concurrence with the Authority. The joint auditors have relied upon the Appointed Actuary's certificate in this regard for forming their opinion on the valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists, as contained in the group reporting pack of the Company’.

Our conclusion is not modified in respect of this matter.

9.	The joint statutory auditors of ICICI Lombard General Insurance Company Limited ('ICICI General'), vide their review report dated 17 January 2025, have expressed an unmodified opinion and have reported in the 'Other Matter' section that, 'The actuarial valuation of liabilities in respect of Incurred But Not Reported ('IBNR'), Incurred But Not Enough Reported ('IBNER') and Premium Deficiency Reserve ('PDR') is the responsibility of the Company's Appointed Actuary (the 'Appointed Actuary'). The actuarial valuation of these liabilities, that are estimated using statistical methods as at 31 December 2024 has been duly certified by the Appointed Actuary and in his opinion, the assumptions considered by him for such valuation are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with IRDAI. The joint statutory auditors have relied upon the Appointed Actuary's certificate in this regard for forming their opinion on the valuation of liabilities for outstanding claims reserves and PDR contained in the group reporting pack of the Company.’

Our conclusion is not modified in respect of this matter.

10.	The consolidated financial results of the Group and its associates for the year ended 31 March 2024 were audited jointly by the predecessor auditors whose report dated 27 April 2024 had expressed an unmodified opinion. The Consolidated financial results of the group and its associates for the corresponding quarter ended 31 December 2023 and corresponding period from 1 April 2023 to 31 December 2023 were reviewed jointly by the predecessor auditors whose report dated 20 January 2024 had expressed an unmodified conclusion.

Our conclusion on the Statement is not modified in respect of this matters.

For B S R & Co. LLP Chartered Accountants Firm Registration no.: 101248W/W-100022	For C N K & Associates LLP Chartered Accountants Firm Registration no.: 101961W/W100036

/s/ Ashwin Suvarna Ashwin Suvarna Partner Membership No.: 109503 UDIN: 25109503BMOQAG8131	/s/ Manish Sampat Manish Sampat Partner Membership No.: 101684 UDIN: 25101684BMMLKS1128

Place: Mumbai	Place: Mumbai
Date: 25 January 2025	Date: 25 January 2025

B S R & Co. LLP	C N K & Associates LLP
Chartered Accountants	Chartered Accountants

Annexure 1

List of entities included in the statement.

Parent Entity

1.	ICICI Bank Limited

Subsidiaries

2.	ICICI Bank UK PLC

3.	ICICI Bank Canada

4.	ICICI Securities Limited

5.	ICICI Securities Holdings Inc.

6.	ICICI Securities Inc.

7.	ICICI Securities Primary Dealership Limited

8.	ICICI Venture Funds Management Company Limited

9.	ICICI Home Finance Company Limited

10.	ICICI Trusteeship Services Limited

11.	ICICI Investment Management Company Limited

12.	ICICI International Limited

13.	ICICI Prudential Pension Funds Management Company Limited

14.	ICICI Prudential Life Insurance Company Limited

15.	ICICI Lombard General Insurance Company Limited

16.	ICICI Prudential Asset Management Company Limited

17.	ICICI Prudential Trust Limited

18.	I-Process Services (India) Private Limited

19.	ICICI Strategic Investments Fund

Associates

20.	NIIT Institute of Finance Banking and Insurance Training Limited

21.	ICICI Merchant Services Private Limited

22.	India Infradebt Limited

23.	India Advantage Fund-III

24.	India Advantage Fund-IV

25.	Arteria Technologies Private Limited

B.	Statement on Deviation of Variation for proceeds of Public Issue, Rights Issue, Preferential Issue, Qualified Institutional Placement, etc. - Not Applicable
C.	Format for disclosing outstanding default on loans and debt securities- No default during the quarter ended December 31, 2024
D.	Format for disclosure of Related Party Transaction (applicable only for half-yearly filings, i.e. 2nd and 4th quarter) – Not Applicable for the quarter ended December 31, 2024.
E.	Statement on Impact of Audit Qualifications (For Audit Report with modified opinion) submitted along-with annual audited financial results (Standalone and Consolidated separately) (applicable only for Annual Filing i.e. 4th quarter) – Not Applicable for the quarter ended December 31, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: January 25, 2025	By:	/s/ Vivek Ranjan
			Name:	Vivek Ranjan
			Title:	Assistant General Manager